FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20459

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

May 28, 2002
Amersham plc

(Translation of registrant's name into English)

Amersham Place
Little Chalfont
Buckinghamshire HP7 9NA
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rules 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___   No _X_

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rules 12g3-2(b): 82- ....

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

AMERSHAM PLC
(Registrant)

DATE: MAY 28 2002

By..
Name: Susan M. Henderson
Title: Deputy Company Secretary

List of exhibits to the **FORM 6-K** dated May 28 2002:

1. Schedule 10 Notification of major interests in shares
2. Confirmation of Agreement to purchase Pharmacia's shares in Amersham Biosciences
3. Schedule 10 Notification of major interests in shares
4. Increase in Issued Share Capital
5. Schedule 10 Notification of major interests in shares
6. Completion of the purchase of Pharmacia's shares in Amersham Biosciences.
7. Schedule 10 Notification of major interests in shares
8. Schedule 10 Notification of major interests in shares
9. Schedule 10 Notification of major interests in shares
10. First Quarter Sales
11. Results of Annual General Meeting
12. Appointments to the Board of Directors
13. Schedule 11 Notification of interests of directors and connected persons
14. Controlling stake in Cimarron Software, Inc
15. Schedule 10 Notification of major interests in shares
16. Schedule 10 Notification of major interests in shares

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Amersham plc

2) Name of shareholder having a major interest

Zurich Financial Services

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

As above

5) Number of shares/amount of stock acquired

20,292,059

6) Percentage of issued class

3.16%

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued class

N/A

9) Class of security

Ordinary shares of 5 pence each

10) Date of transaction

13.3.2002

11) Date company informed

13.3.2002

12) Total holding following this notification

20,292,059

13) Total percentage holding of issued class following this notification

3.16%

14) Any additional information

15) Name of contact and telephone number for queries

John Allen Assistant Company Secretary Tel 01494 542243

16) Name and signature of authorised company official responsible for making this notification

Date of notification 13 March 2002

Amersham signs agreement to purchase Pharmacia's shares in Amersham Biosciences

London, UK - 14 March 2002 - In line with the previous announcement made on March 12, 2002 regarding the agreement in principle to purchase Pharmacia's shares in Amersham Biosciences, Amersham confirms that a contractual agreement has been signed today.

Enquiries:

UK
Investors
Alexandra Morris Tel: +44 (0)1494 542 051

Media
Dr. Lynne Gailey Tel: +44 (0)1494 542 050
Dr. Graeme Holland Tel: +44 (0)1494 542 115

US
Tracy Cheung Tel: ++1 732 457 8684

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Amersham plc

2) Name of shareholder having a major interest

Merrill Lynch Investment Managers Limited

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

As above

5) Number of shares/amount of stock acquired

72,581,272

6) Percentage of issued class

10.37%

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued class

N/A

9) Class of security

Ordinary shares of 5 pence each

10) Date of transaction

14.3.2002

11) Date company informed

18.3.2002

12) Total holding following this notification

72,581,272

13) Total percentage holding of issued class following this notification

10.37%

14) Any additional information

15) Name of contact and telephone number for queries

John Allen Assistant Company Secretary Tel 01494 542243

16) Name and signature of authorised company official responsible for making this notification

Date of notification 18 March 2002

Amersham

Amersham plc
Amersham Place
Little Chalfont
Buckinghamshire HP7 9NA
UK

T + 44 (0) 1494 544 000
F + 44 (0) 1494 543 588
www.amersham.com

News Release

Amersham plc Announces Increase In Issued Share Capital

London, UK – 18 March 2002 - Amersham plc (LSE,NYSE,OSE:AHM) announces that, following the placing of 57,500,000 new ordinary shares in the market (including those placed pursuant to the exercise of the over-allotment option announced on Friday, 15 March 2002), the Company's issued share capital totals 700,092,465. The new ordinary shares were admitted to listing today and dealings in respect of those shares commenced today.

The Company has also been informed by Merrill Lynch Investment Managers Limited that, following its participation in the placing, Merrill Lynch Investment Managers Limited has increased its stake in the Company to 72,581,272 shares, which represents 10.37% of the issued share capital.

The shares referred to herein have not been and will not be registered under the U.S. Securities Act of 1933 and may not be offered or sold in the United States unless they are registered with the U.S. Securities and Exchange Commission or an exemption from the registration requirements of the Securities Act is available.

Contacts

Media
Graeme Holland
+44 1494 542115
graeme.holland@amersham.com

Investors
Alexandra Morris
+44 1494 542051
alexandra.morris@amersham.com

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Amersham plc

2) Name of shareholder having a major interest

Zurich Financial Services

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

As above

5) Number of shares/amount of stock acquired

N/A

6) Percentage of issued class

N/A

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued class

N/A

9) Class of security

Ordinary shares of 5 pence each

10) Date of transaction

19/03/2002

11) Date company informed

20/03/2002

12) Total holding following this notification

N/A

13) Total percentage holding of issued class following this notification

N/A

14) Any additional information

The interest of Zurich Financial Services in the share capital of the company has fallen below 3% and accordingly they no longer hold a notifiable interest

15) Name of contact and telephone number for queries

John Allen Assistant Company Secretary Tel 01494 542243

16) Name and signature of authorised company official responsible for making this notification

Date of notification 20 March 2002

Amersham plc

Completion of the purchase of Pharmacia's shares in Amersham Biosciences

London, UK - 21 March 2002 – The board of Amersham plc (LSE, NYSE, OSE: AHM) announces that the purchase of Pharmacia's shares in Amersham Biosciences, first announced on 12 March, has now been completed.

Enquiries:

UK
Investors
Alexandra Morris Tel: +44 (0)1494 542 051

Media
Dr. Lynne Gailey Tel: +44 (0)1494 542 050
Dr. Graeme Holland Tel: +44 (0)1494 542 115

US
Tracy Cheung Tel: +1 732 457 8684

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Amersham plc

2) Name of shareholder having a major interest

Folketrygdfondet

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

As above

5) Number of shares/amount of stock acquired

N/A

6) Percentage of issued class

N/A

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued class

N/A

9) Class of security

Ordinary shares of 5 pence each

10) Date of transaction

21/03/2002

11) Date company informed

21/03/2002

12) Total holding following this notification

N/A

13) Total percentage holding of issued class following this notification

N/A

14) Any additional information

The interest of Folketrygdfondet in the share capital of the company has fallen below 3% and accordingly they no longer hold a notifiable interest

15) Name of contact and telephone number for queries

John Allen Assistant Company Secretary Tel 01494 542243

16) Name and signature of authorised company official responsible for

making this notification

Date of notification 21 March 2002

Amersham

Amersham plc
Amersham Place
Little Chalfont
Buckinghamshire HP7 9NA
United Kingdom

T +44 (0)1494 544 000
F +44 (0)1494 542 266

The London Stock Exchange
Company Announcements Office
PO Box 119
London
EC2N 1HP

17 April 2002

Dear Sir,

Section 198 Companies Act

We hereby give notice that in accordance with Section 198 of the Companies Act 1985, the Company has been notified that Legal and General Investment Management Limited is interested in 21,453,876 Ordinary shares of 5p each, representing 3.06% of the issued share capital of the Company.

Yours faithfully,

Susan M Henderson

Susan M Henderson
Deputy Company Secretary

The London Stock Exchange
Company Announcements Office
PO Box 119
London
EC2N 1HP

4 April 2002

Dear Sir,

Section 198 Companies Act

We hereby give notice that in accordance with Section 198 of the Companies Act 1985, the Company has been notified that Franklin Resources Inc and its affiliates is interested in 34,629,982 Ordinary shares of 5p each, representing 4.9447% of the issued share capital of the Company.

The interest prior to this notification amounted to 6.003%.

Yours faithfully,

Susan M Henderson
Deputy Company Secretary

Amersham

Amersham plc
Amersham Place
Little Chalfont
Buckinghamshire HP7 9NA
UK

T + 44 (0) 1494 544 000
F + 44 (0) 1494 543 588
www.amersham.com

News Release

Amersham plc reports first quarter sales

London, 29 April 2002. Amersham plc (LSE, NYSE, OSE: AHM) today reported that in the first three months of 2002, the group achieved sales of £381 million (2001: £375 million), up five per cent at constant exchange rates. Adjusting for some unusual phasing of sales, underlying growth in the first quarter of 2002 was eight per cent*.

In Amersham Health, sales were up four per cent* to £223 million (2001: £221 million). Sales of Myoview™, the radiopharmaceutical heart diagnostic product, continued to grow strongly. X-ray and MRI medical diagnostic sales, as previously reported, were impacted by £7 million of forward purchasing by customers in December 2001, in anticipation of price increases on 1 January 2002. Demand for medical diagnostics products was good in all geographical regions except Japan. Excluding Japan, sales of medical diagnostics were up eight per cent*. Growth is expected to be higher for the rest of the year driven by the patented portfolio including Myoview™, Omniscan™ and Visipaque™. The market for brachytherapy seeds was challenging; in addition to pricing pressure, there is a trend to a reduction in the number of seeds used per prostate cancer procedure.

A key development in the quarter was the signing in January of a collaborative research agreement with Pfizer. Amersham Health is working with Pfizer to find and develop products that will link early and accurate diagnosis of disease with targeted effective therapy.

In Amersham Biosciences, sales were up six per cent* to £158 million (2001: £154 million). First quarter sales in 2001 were impacted positively by sales delayed from December 2000. The protein separations business continued to make good progress with a strong order book, but as anticipated, sales and profits will be weighted towards the second half of the year due to the phasing of commissioning of customer plants. Sales in discovery systems were affected by some caution over spending in the pharmaceutical sector although spending by the academic sector remains robust.

*All growth rates stated at constant exchange excluding discontinued businesses.

Good strategic progress was made in protein separations, with the acquisition in February of two filtration companies, AG Technology and InnovaSep Technology. The integration of these companies is progressing well and the additional product offering of complementary separations technologies has been welcomed by customers.

Sir William Castell, Chief Executive, Amersham plc, said, "The first quarter of 2002 has been an important one for the group, with the successful resolution of two critical issues, namely the settlement of the sequencing litigation with Applied Biosystems and the purchase of Pharmacia Corporation's 45 per cent stake in Amersham Biosciences. Our business continues to be driven by good growth in medical diagnostics and protein separations, and our global brands continue to lead the fields in which they compete. We expect to see our sales increasing, particularly in the second half of the year, and our outlook for 2002 is unchanged."

Amersham plc (LSE, NYSE, OSE: AHM) is a world leader in medical diagnostics and in life sciences. Headquartered in the UK, the company had sales of £1.6 billion (US $2.3 billion) in 2001 and has 9,500 employees worldwide. Its strategy is to build its position as a leading provider of products and technologies enabling disease to be better understood, diagnosed earlier and treated more effectively.
Amersham - bringing vision to medical discovery
For more information, visit our website at www.amersham.com

*All growth rates stated at constant exchange excluding discontinued businesses.

- ends -

Enquiries:

UK

Dr Lynne Gailey (Media)	+44 (0)1494 542 050
Dr Graeme Holland (Media)	+44 (0)1494 542 115
Alexandra Morris (Investors)	+44 (0)1494 542 051

US

Tracy Cheung (Media and investors)	+1 732 457 8684

Norway

Nancy Thingstad (Media)	+47 23 18 5138

Amersham

Cautionary statement for purposes of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995

The Private Securities Litigation Reform Act of 1995 provides for a "safe harbor" for forward-looking statements. This press release contains certain forward-looking statements, which reflect the Company's views about future events and financial performance. The following important factors could cause actual results to differ materially from those projected or implied in any forward-looking statements:

i. Changes in demand for the products of Amersham plc worldwide or the markets for those products, as well as changes in management's expectation of the development of new markets and the timing of completion of various trials leading to the introduction of new products.
ii. Changes in the cost or supply of raw materials, changes in interest rates and the impact of competition; and
iii. Price controls and price reductions, fluctuations in exchange rates for foreign currencies, changes in governmental regulation, and the risk of loss of patents or trademarks.

Readers should also review the statements included in "Item 3. Key Information. D. Risk Factors" of the Company's Annual Report on Form 20-F for the year ended December 31, 2000, filed with the United States Securities and Exchange Commission (File No. 1-14710) for a discussion of additional factors or events which could cause actual results to differ materially from those projected or implied in any forward-looking statements.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on these forward-looking statements. In any event, these statements speak only as of the date on which they are made, and the Company does not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

For immediate release **8 May 2002**

AMERSHAM PLC

Results of Annual General Meeting

All resolutions passed

At the Company's Annual General Meeting today, the resolutions set out in the Company's notice to shareholders dated 28 March 2002 were proposed and duly passed including resolutions authorising the Company to adopt the Amersham plc 2002 Sharesave Plan and the Amersham plc Share Incentive Plan, to allot equity shares and to allot equity securities without regard to pre-emption rights, to re purchase its own shares and to amend its Articles of Association all of which were passed in the form set out in the Notice of Annual General Meeting.

....

Q/GroupSec/auditagm2001press release

Amersham

Amersham plc
Amersham Place
Little Chalfont
Buckinghamshire HP7 9NA
UK

T + 44 (0) 1494 544 000
F + 44 (0) 1494 543 588
www.amersham.com

News Release

Amersham plc - Appointments to the Board of Directors

London, 9 May 2002. Amersham plc (LSE, NYSE, OSE: AHM) today announces the appointments to the Board of Directors of Dr. Andrew Carr as an Executive Director and Professor Mathias Uhlen as a Non-Executive Director, with immediate effect. Both Dr. Carr and Prof. Uhlen served on the Board of Amersham Biosciences prior to Amersham's purchase of Pharmacia's 45 per cent holding in the company in March 2002.

Dr. Carr, 42, President of Amersham Biosciences, joined Amersham plc in 1987 as a senior development scientist. He has held a number of senior managerial positions in Research & Development, Manufacturing, and Sales and Marketing. Dr. Carr is based in Piscataway, NJ, and was appointed President of Amersham Biosciences in 2000.

Prof. Uhlen, 47, has been Professor of Biotechnology at the Royal Institute of Technology (KTH), Stockholm, since 1988. He joined the Board of Amersham Biosciences in 1997 as a Non-Executive Director.

Sir William Castell, Chief Executive, Amersham plc, said, "I am delighted to welcome Andrew and Mathias to the Amersham Board. Andrew has a long record of distinguished service to the Company and brings invaluable knowledge of the Biosciences business and the needs of our customers. Mathias combines a strong academic reputation with entrepreneurial experience having been involved in the start up of six biotechnology companies. Both will complement the considerable expertise on the Board."

Amersham plc (LSE, NYSE, OSE: AHM) is a world leader in medical diagnostics and in life sciences. Headquartered in the UK, the company had sales of £1.6 billion (US $2.3 billion) in 2001 and has 9,500 employees worldwide. Its strategy is to build its position as a leading provider of products and technologies enabling disease to be better understood, diagnosed earlier and treated more effectively.
Amersham - bringing vision to medical discovery
For more information, visit our website at www.amersham.com

Amersham

Enquiries:-

UK

Dr Lynne Gailey (Media)	+44 (0)1494 542 050
Dr Graeme Holland (Media)	+44 (0)1494 542 115
Alexandra Morris (Investors)	+44 (0)1494 542 051

US

Tracy Cheung (Media and investors)	+1 732 457 8684

Norway

Nancy Thingstad (Media)	+47 23 18 5138

Notes to Editors:-

1) Amersham Biosciences was formerly Amersham Pharmacia Biotech (New Jersey)

2) Prof. Uhlen is, or has previously been, a member of the following boards during the past five years:

Magnetic Biosolutions (Stockholm), 2000-
Prevas (Stockholm), 2000-
Personal Chemistry (Uppsala), 2000
Scanditec (Stockholm), 2000-
Vitrolife (Göteborg), 2000-
KTH Holding AB, 1999-
Visual Bioinformatics (Stockholm), 1999-
Affibody Technology Sweden (Stockholm), 1998-
Pyrosequencing (Uppsala), 1997-
Stockholm Science Park (Teknikhöjden AB), 1996-

Scandigen (Stockholm), 1992-1999
Pharmacia Biotech (Uppsala), 1992-1997
Fermentech Inc, (Edinburgh, Scotland), 1995-2000
KTH School of Industrial Management, 1996-1998
Pharmacia and Upjohn Diagnostics (Uppsala), 1997-2000
Amersham Pharmacia Biotech (New Jersey), 1997- 2002

We are not aware of any other details requiring disclosure under Listing Rule 16.4 in respect of these appointments.

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company- **Amersham plc**

2) Name of director - **Professor Sir Keith Peters**

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Notification in respect of Professor Sir Keith Peters

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Professor Sir Keith Peters

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

N/A

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase of Shares in Amersham plc

7) Number of shares/amount of stock acquired

3,111 Ordinary Shares of 5p each

8) Percentage of issued class

0.00044%

9) Number of shares/amount of stock disposed

N/A

10) Percentage of issued class

N/A

11) Class of security

Ordinary Shares of 5p each

12) Price per share

£6.35 per share

13) Date of transaction

10 May 2002

14) Date company informed

10 May 2002

15) Total holding following this notification

3,111 ordinary Shares of 5p each

16) Total percentage holding of issued class following this notification

0.00044%

If a director has been granted options by the company please complete the following boxes

17) Date of grant

N/A

18) Period during which or date on which exercisable

N/A

19) Total amount paid (if any) for grant of the option

N/A

20) Description of shares or debentures involved: class, number

N/A

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22) Total number of shares or debentures over which options held following this notification

N/A

23) Any additional information

N/A

24) Name of contact and telephone number for queries

Susan M Henderson, 01494 542063

25) Name and signature of authorised company official responsible for making this notification

Susan M Henderson

Date of Notification

10 May 2002

Amersham Biosciences

For Immediate Release

Amersham Biosciences media contact
Marcy Saack
+1 732 457 8056 or marcy.saack@am.amershambiosciences.com

Amersham plc contacts
Tracy Cheung – US (investors and media)
+1 732 457 8684 or tracy.cheung@amersham.com
Alexandra Morris – UK (investors)
+44 1494 542 051 or
alexandra.morris@amersham.com
Graeme Holland – UK (media)
+44 1494 542 115 or graeme.holland@amersham.com

Amersham Biosciences to take controlling stake in Cimarron, leading informatics company

Strategic acquisition strengthens software and informatics capabilities

PISCATAWAY, NJ – May 14, 2002 - Amersham Biosciences, the life sciences business of Amersham plc (LSE, NYSE, OSE: AHM), today announced agreement to acquire a controlling stake in Cimarron Software, Inc., an informatics company located in Salt Lake City, Utah, which supplies software solutions for life science research. Financial terms of the deal were not disclosed. Amersham Biosciences has an option to acquire up to 100 per cent of Cimarron over the next three years, subject to a number of financial milestones being met.

Informatics is the use of computer software and data management systems for the collection, storage and analysis of biological data. It enables researchers to capture, validate and store data from genomics, proteomics, drug screening and all data-generating systems that contribute to the drug discovery process, and to organize this data so that it can be searched or mined more effectively.

Jerry Walker, Vice President Informatics at Amersham Biosciences, said, "We have worked closely with Cimarron since 1996 and are developing a number of state-of-the-art informatics products, branded Scierra™, which will be introduced to the market this year. Customers will use the software for sample tracking and analysis in four initial application areas – proteomics, gene expression analysis, genotyping and DNA sequencing. Having a controlling stake in Cimarron will enable us to more rapidly develop and integrate these products with our platforms and to fully benefit from Cimarron's intellectual property and know-how."

Andrew Carr, President of Amersham Biosciences, said, "Attention is moving from structural biology - identifying and characterizing genes and proteins, to functional biology - developing a real understanding of the function of genes and proteins in living organisms and in disease. With this development and the introduction of increasingly high throughput tools for disease research and drug discovery, there is a need for software that manages the significant flow of raw information and transforms it into an organized body of knowledge. A consistent approach to informatics across all these activities will provide the integration and functional analysis customers are looking for."

Amersham Biosciences, the life sciences business of Amersham plc (LSE, NYSE, OSE: AHM), is a world leader in developing and providing integrated systems and solutions for disease research, drug development and manufacture. Our systems are used to uncover the function of genes and proteins, for the discovery and development of drugs and for the manufacture of biopharmaceuticals. The customers for Amersham Biosciences' products and technology are pharmaceutical and biotechnology companies and research and academic institutions, principally in North America, Europe, Latin America, and Asia. For more information about Amersham Biosciences, please visit www.amershambiosciences.com.
Amersham Biosciences - enabling molecular medicine

Cimarron Software, Inc. was founded in 1995 by a group from the University of Utah Human Genome Center. Its focus is on laboratory workflow and analysis systems. Cimarron employs an experienced staff of over 60 software designers, programmers, automation engineers, and scientists. Its technical experts develop and deploy custom and off-the-shelf software for clients throughout the United States, Europe, and Asia.

- # # # -

Notes to Editors:

- Amersham Biosciences reports its business in two segments: discovery systems and protein separations.

- The discovery systems segment comprises business areas providing technologies and services for genomics, proteomics and bioassays to the research, biotech and pharmaceutical markets. Each of these business areas includes its own product development function, as well as marketing and product management, to facilitate bringing innovative products to market quickly. A shared research function across the discovery systems segment facilitates maximum return from investment in common technology platforms and a coordinated approach to functional biology (understanding not only the structure, but the role of genes and proteins in disease).

- As integration of information from these technologies becomes increasingly important to researchers, Amersham Biosciences has created an informatics function to ensure a consistent and integrated software approach.

- The protein separations business maintains its own research resources specializing in technologies to separate and purify biopharmaceuticals in the production stage and in the development laboratory.

- All the business areas are supported by service and sales teams based in over 100 countries, benefiting from Amersham Biosciences' global reach and international experience.

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Amersham plc

2. Name of shareholder having a major interest

Merrill Lynch Investment Managers Limited

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

as above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

as above

5. Number of shares / amount of stock acquired

-

6. Percentage of issued class

-

7. Number of shares / amount of stock disposed

-

8. Percentage of issued class

-

9. Class of security

Ordinary shares of 5 pence each

10. Date of transaction

17.05.02

11. Date company informed

20.05.02

12. Total holding following this notification

77,377,822

13. Total percentage holding of issued class following this notification

11.04%

14. Any additional information

15. Name of contact and telephone number for queries

Marie Rees

Company Secretarial Assistant

Tel: 01494 542147

16. Name and signature of authorised company official responsible for making this notification

Date of notification

21.05.02

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Amersham plc

2. Name of shareholder having a major interest

Merrill Lynch Investment Managers Limited

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

as above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

as above

5. Number of shares / amount of stock acquired

-

6. Percentage of issued class

-

7. Number of shares / amount of stock disposed

-

8. Percentage of issued class

-

9. Class of security

Ordinary shares of 5 pence each

10. Date of transaction

21.05.02

11. Date company informed

22.05.02

12. Total holding following this notification

76,968,405

13. Total percentage holding of issued class following this notification

10.98%

14. Any additional information

15. Name of contact and telephone number for queries

Kalpna Dubasia

Assistant Company Secretary

Tel: 01494 542 243

16. Name and signature of authorised company official responsible for making this notification

Date of notification

23.05.02